UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Legal Proceedings

1. Title of the Lawsuit: Arbitration regarding the operational support services contract for the UAE nuclear power plant project

•	Case No.: LCIA Arbitration No : 256584

2. Claimant: Korea Hydro & Nuclear Power Co., Ltd.(“KHNP”)

3. Summary of the Lawsuit: Withdrawal of arbitration by mutual agreement between the parties(Arbitration proceedings to continue at the Korean Commercial Arbitration Board)

4. Amount Claimed:

•	Amount Claimed: -

•	Total Equity of Korea Electric Power Corporation(“KEPCO”): KRW 49,323 billion

5. Rationale for court ruling or decision : Submission of an agreement between the parties to change the competent court

6. Court of Jurisdiction: London Court of International Arbitration(“LCIA”)

7. Planned Action: -

8. Filing Date: June 22, 2026

9. Confirmation Date: June 22, 2026

10. Other Information for an Investment Decision:

•

The arbitration mentioned above is being withdrawn from the LCIA pursuant to a mutual agreement between both parties to change the dispute resolution forum from the LCIA to the Korean Commercial Arbitration Board(“KCAB”).

•	As the arbitration was withdrawn by mutual agreement, the settlement amount is not applicable and has been omitted.

•	The total equity of KEPCO above is based on the consolidated statements of the fiscal year 2025.

•	The date of court ruling or decision referenced above indicates the date on which the LCIA determined the termination of the arbitration proceeding.

•	The confirmation date referenced above indicates the date on which the KEPCO confirmed the termination of the arbitration proceeding from the LCIA.

•	Related Disclosure: Reports on Legal Proceedings dated May 7, 2025, May 8, 2025 and May 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: June 23, 2026